                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A


          UNDER THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. 1)*


                         MAGELLAN HEALTH SERVICES, INC.
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.25 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    16124100
                                 (CUSIP NUMBER)

                                KENNETH A. HERSH
                          777 MAIN STREET, SUITE 2700
                            FORT WORTH, TEXAS 76102
                                 (817) 820-6600
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                               NOVEMBER 26, 1996
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 16124100                SCHEDULE 13D

--------------------------------------------------------------------------------

(1)    Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
Persons

              RAINWATER-MAGELLAN HOLDINGS, L.P.

--------------------------------------------------------------------------------

(2)    Check the Appropriate Box if a Member of a Group
       (See Instructions)                                              (a)  [ ]

                                                                       (b)  [ ]
--------------------------------------------------------------------------------

(3)    SEC Use Only

--------------------------------------------------------------------------------

(4)    Source of Funds (See Instructions)                        OO (SEE ITEM 3)

--------------------------------------------------------------------------------

(5)    Check if Disclosure of Legal Proceedings is Required Pursuant to Items
       2(d) or 2(e)                                                          [ ]

--------------------------------------------------------------------------------

(6)    Citizenship or Place of Organization       RAINWATER-MAGELLAN HOLDINGS,
                                                  L.P. IS A LIMITED PARTNERSHIP
                                                  FORMED UNDER THE LAWS OF THE
                                                  STATE OF TEXAS.

--------------------------------------------------------------------------------

                     (7)    Sole Voting Power                       6,000,000(1)
      Number of      -----------------------------------------------------------
      Shares Bene-
      ficially       (8)    Shared Voting Power                                0
      Owned by       -----------------------------------------------------------
      Each
      Reporting      (9)    Sole Dispositive Power                  6,000,000(1)
      Person With    -----------------------------------------------------------

                     (10)   Shared Dispositive Power                           0
--------------------------------------------------------------------------------

(11)   Aggregate Amount Beneficially Owned by Each Reporting Person    6,000,000

--------------------------------------------------------------------------------

(12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
       Instructions)                                                         [ ]

--------------------------------------------------------------------------------

(13)   Percent of Class Represented by Amount in Row (11)               19.4%(2)

--------------------------------------------------------------------------------

(14)   Type of Reporting Person (See Instructions)                            PN

--------------------------------------------------------------------------------


     (1) As exercised through its sole general partner, Rainwater, Inc., a Texas corporation.

     (2) Based on 28,961,000 shares of Common Stock currently outstanding, plus the 2,000,000 shares of Common Stock issuable upon exercise of the Warrants.

       The Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission on January 31, 1996 is hereby amended as follows:

ITEM 1.       SECURITY AND ISSUER.

       No modification.

ITEM 2.       IDENTITY AND BACKGROUND.

       No modification.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       No modification.

ITEM 4.       PURPOSE OF TRANSACTION.

       No modification.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

       (a) The Partnership. Pursuant to Rule 13d-3 under the Act, the number of shares of Common Stock that the Partnership is deemed to beneficially own increased to 6,000,000 shares as of November 26, 1996, because the Partnership has the right to acquire the 2,000,000 Warrant Shares within 60 days of such date, through the exercise of the Warrants. Based on the number of shares of Common Stock currently issued and outstanding, together with the shares of Common Stock issuable upon exercise of the Warrants, the Partnership is the beneficial owner of approximately 19.4% of the outstanding shares of Common Stock.

       Rainwater, Inc. Rainwater, Inc. may, as the sole general partner of the Partnership, be deemed to be the beneficial owner of all 6,000,000 shares of Common Stock beneficially owned by the Partnership which constitute (based on the number of shares of Common Stock issued and outstanding) approximately 19.4% of the outstanding shares of Common Stock.

       Richard E. Rainwater. Richard E. Rainwater may, as sole shareholder of Rainwater, Inc., be deemed to be the beneficial owner of all 6,000,000 shares of Common Stock beneficially owned by the Partnership, of which Rainwater, Inc. is the sole general partner. Such 6,000,000 shares of Common Stock constitute approximately 19.4% of the outstanding shares of Common Stock.

       (b) The Partnership. Through Rainwater, Inc., its general partner, the Partnership has the sole power (and no shared power) to vote or direct the vote or to dispose or direct the disposition of 6,000,000 shares of Common Stock.

       Rainwater, Inc. As the sole general partner of the Partnership, Rainwater, Inc. has the sole power (and no shared power) to vote or direct the vote or to dispose or direct the disposition of 6,000,000 shares of Common Stock.

       Richard E. Rainwater. As the sole shareholder of Rainwater, Inc., Richard E. Rainwater has the sole power (and no shared power) to vote or direct the vote or dispose or direct the disposition of 6,000,000 shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

       No modification.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

       No modification.

                                   SIGNATURES


       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  November 26, 1996              RAINWATER-MAGELLAN HOLDINGS, L.P.



                                      By: Rainwater, Inc., its Sole
                                          General Partner



                                          By: /s/ Kenneth A. Hersh
                                              --------------------------------
                                              Kenneth A. Hersh, Vice President